FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release, dated September 6, 2019, announcing determination of terms and conditions for public hybrid bonds (public subordinated bonds).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: September 9, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

September 6, 2019

Nippon Steel Corporation

Notice Regarding Determination of Terms and Conditions for Public Hybrid Bonds

(Public Subordinated Bonds)

As previously released on August 1, 2019, Nippon Steel Corporation (“Nippon Steel”) hereby announces that today it determined the terms and conditions for the issue of the public hybrid bonds (the “Bonds”) with the total issue amount of 300 billion yen. Nippon Steel filed today a shelf registration supplement with the Director-General of the Kanto Local Finance Bureau. The details are as follows:

1. Series name	Nippon Steel Corporation 1st Unsecured Subordinated Bonds with interest deferrable clause and early redemption option	Nippon Steel Corporation 2nd Unsecured Subordinated Bonds with interest deferrable clause and early redemption option	Nippon Steel Corporation 3rd Unsecured Subordinated Bonds with interest deferrable clause and early redemption option

2. Total amount of issue	JPY 70 billion	JPY 30 billion	JPY 200 billion

3. Denomination of each bond	JPY 100 million

4. Application of Act on Book-Entry Transfer of Company Bonds, Shares, etc.	The Bonds are subject to the Act on Book—Entry Transfer of Company Bonds, Shares, etc. pursuant to Article 66, Paragraph 2 of the Act. Certificates of the Bonds may not be issued except for the cases provided under Article 67, Paragraph 2 of the same Act.

5. Initial interest rate	0.71% per annum (Note 1)	0.93% per annum (Note 2)	1.24% per annum (Note 3)

6. Maturity date	September 12, 2079

7. Offering period	September 6, 2019

8. Payment date	September 12, 2019

9. Method of offering	Public offering

10. Method of redemption	(1) Bullet maturity (2) Early redemption (3) Retirement by purchase

11. Early redemption (Note 4)	Early redemption may be made at Nippon Steel’s discretion on each interest payment date from September 12, 2024, or on or after September 12, 2019 for reasons attributable to occurrence and continuation of changes in the taxation system or in equity credit.	Early redemption may be made at Nippon Steel’s discretion on each interest payment date from September 12, 2026, or on or after September 12, 2019 for reasons attributable to occurrence and continuation of changes in the taxation system or in equity credit.	Early redemption may be made at Nippon Steel’s discretion on each interest payment date from September 12, 2029, or on or after September 12, 2019 for reasons attributable to occurrence and continuation of changes in the taxation system or in equity credit.

12. Collateral	The Bonds are not secured or guaranteed. There are no assets reserved as security for the Bonds.

13. Financial covenants	No financial covenants are provided for the Bonds.

14. Subordination	In terms of liquidation, bankruptcy, reorganization and rehabilitation proceedings, and similar proceedings under laws other than Japanese laws, the Bonds are subordinate to Nippon Steel’s ordinary debts and superior to Nippon Steel’s common shares.

15. Interest payment date	March 12 and September 12 of each year

16. Deferral of interest payment	Nippon Steel may, at its discretion, defer all or part of interest payment. (Mandatory payment clause provided)

17. Ratings	A- (Rating and Investment Information, Inc.) A (Japan Credit Rating Agency, Ltd.)

18. Equity credit	Class 3; equity credit 50 (Rating and Investment Information, Inc.) Intermediate; 50% (Japan Credit Rating Agency, Ltd.) Intermediate equity credit; 50% (S&P Global Ratings Japan Inc.)

19. Book-entry transfer institution	Japan Securities Depository Center, Inc.

20. Fiscal agent	MUFG Bank, Ltd.	Mizuho Bank, Ltd.	Sumitomo Mitsui Banking Corporation

Note 1:	A fixed interest rate will be applied from the day after September 12, 2019 to September 12, 2024, and variable interest rates from the day after September 12, 2024. (“Step-up interest rates” will be applied from the day after September 12, 2029 and the day after September 12, 2044.)

Note 2:	A fixed interest rate will be applied from the day after September 12, 2019 to September 12, 2026, and variable interest rates from the day after September 12, 2026. (“Step-up interest rates” will be applied from the day after September 12, 2029 and the day after September 12, 2046.)

Note 3:	A fixed interest rate will be applied from the day after September 12, 2019 to September 12, 2029, and variable interest rates from the day after September 12, 2029. (“Step-up interest rates” will be applied from the day after September 12, 2029 and the day after September 12, 2049.)

Note 4:	In the case of early redemption or retirement by purchase of the Bonds, Nippon Steel expects to refinance with financial instruments that would be recognized by credit rating agencies as equivalent to the Bonds in terms of equity credit. However, in any of the cases described in the section of the shelf registration supplements, “Regarding Restrictions concerning Refinancing upon Early Redemption and Retirement by Purchase of the Bonds” under “Special matters to be stated concerning the public offering or secondary distribution .” Nippon Steel may not make such a refinancing.

Note: This press release has been prepared for the sole purpose of publicly announcing Nippon Steel Corporation’s issue of hybrid bonds (subordinated bonds), not for the purpose of soliciting investments or performing any similar act. This document does not constitute an offer to sell or the solicitation of an offer to purchase securities for sale in the United States. Nippon Steel Corporation has not registered and will not register the hybrid bonds under the U.S. Securities Act of 1933 (the “U.S. Securities Act”). No offer or sale of the hybrid bonds in the United States may be made absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act. This document is concerned with Nippon Steel Corporation’s issue of hybrid bonds in Japan, and no securities will be offered or sold in the United States.

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